UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Forbes Energy Services Ltd.

(Exact name of registrant as specified in its charter)

Texas	26-1686176
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

3000 South Business Highway 281 Alice, Texas	78332
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.04 par value per share, and associated rights to purchase Series A Junior Participating Preferred Stock	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): 333-170741

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Securities to be Registered

The following is a description of the common Stock, $0.04 par value per share, and associated rights to purchase Series A Junior Participating Preferred Stock being registered hereby, as well as the other capital stock of Forbes Energy Services Ltd., or the Company. As this description is only a summary, we urge you to review the certificate of formation (including the certificates of designation attached thereto) and bylaws of the Company in their entirety. In addition, on August 12, 2011 the Company completed a four-to-one common stock share consolidation, or the Share Consolidation, and discontinued as a Bermuda exempt company and converted into a Texas corporation, or the Conversion. As a result of this, you should also refer to the general corporate law of Texas, which now governs our structure, management and activities.

Authorized Share Capital

The Company’s authorized share capital consists of 112,500,000 shares of common stock, par value $0.04 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Of the shares of preferred stock authorized, 600,000 shares are designated as Series A Junior Participating Preferred Stock, or Series A Preferred Stock, and 825,000 shares are designated as Series B Senior Convertible Preferred Stock, or Series B Preferred Stock.

Common Stock

As of August 12, 2011, after the Share Consolidation, we had approximately 20,918,400 shares of common stock (depending on the number of fractional interests in shares of common stock created as a result of the Share Consolidation effected August 12, 2011), par value $0.04 each, issued and outstanding. As of August 12, 2011, after the Share Consolidation, the Company currently reserves 2,977,500 shares of common stock for issuance under its 2008 Incentive Compensation Plan.

The Company also reserves shares of common stock for issuance upon the exchange of rights associated with its Series A Preferred Stock. Under the Rights Agreement dated May 19, 2008, between the Company and CIBC Mellon Trust Company, or the Rights Plan, the Company is required to maintain sufficient authorized shares of common stock to effect the exchange of rights to purchase one one-hundredth of one share of Series A Preferred Stock, or Rights, for one share of common stock. After taking into account the Company’s recent Share Consolidation, which took place immediately prior to the Conversion, in the event of an exchange, four Rights will be exchanged for one share of common stock. As discussed in more detail below in the section “Shareholder Rights Plan,” there are four Rights attached to each share of common stock. The Company maintains sufficient authorized shares equal to the number of shares of common stock at that time outstanding for issuance upon the exchange of Rights for common stock. For more information see “Shareholder Rights Plan” below.

The Company also reserves shares of common stock for issuances upon the conversion of its Series B Preferred Stock. Under the certificate of designation of its Series B Preferred Stock, the Company is required to reserve for issuance the number of its duly authorized shares of common stock as will from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Stock. After taking into account the impact of the Share Consolidation on the conversion rate of the Series B Preferred Stock, as of August 12, 2011, the Company reserves 5,292,531 shares of common stock for issuance on the conversion of the outstanding shares of Series B Preferred Stock.

In the event that the common stock of the Company is issued either upon the exchange of rights associated with our Series A Preferred Stock or the conversion of our Series B Preferred Stock, the common shareholders of the Company may experience substantial dilution.

The rights, terms and preferences of the Series A Preferred Stock and the Series B Preferred Stock are discussed in further detail below under “—Preferred Stock—Series A Junior Participating Preferred Stock” and “—Preferred Stock—Series B Senior Convertible Preferred Stock” below. For a full description of the Series A Preferred Stock and the Series B Preferred Stock of the Company, please see the certificates of designation attached to the Company’s certificate of formation.

The Company’s common stock carries the following rights:

•

Voting. Holders of the common stock of the Company are entitled to one vote per share of common stock owned as of the relevant record date on all matters submitted to a vote of shareholders. Except as otherwise required by Texas law, holders of common stock of the Company (as well as holders of any preferred stock of the Company entitled to vote with such common shareholders) vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors. Texas law and the certificate of formation of the Company do not provide for cumulative voting with respect to the election of directors or any other matters.

•

Dividends and distributions. Subject to certain restrictions set forth in Texas law and the certificates of designation of the Company’s series of preferred stock, the holders of the common stock of the Company have the right to receive dividends and distributions, whether payable in cash or otherwise, as they may be declared from time to time by its board of directors.

•

Liquidation, dissolution or winding up. In the event of the liquidation, dissolution or winding-up of the Company, holders of its common stock are entitled to share equally and ratably in the Company’s assets, if any, that remain after the payment of all of its debts and liabilities, subject to any liquidation preference on any issued and outstanding Preferred Stock

•

Restrictions on transfer. The common stock of the Company is not subject to restrictions on transfer as a result of the certificate of formation or bylaws of the Company. Nevertheless, there may be restrictions imposed by applicable securities laws or by the terms of other agreements. The bylaws of the Company permit the Company to place restrictive legends on its share certificates in order to ensure compliance with these restrictions.

•	Other rights. Holders of the common stock of the Company have no preemptive, redemption, conversion or sinking fund rights.

The rights, preferences, and privileges of the holders of the common stock of the Company are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock of the Company.

Preferred Stock

As of August 12, 2011, we have no shares of Series A Preferred Stock and 588,059 shares of Series B Preferred Stock outstanding, respectively. Under the Company’s certificate of formation, our board of directors is authorized to provide, by a vote of at least seventy-five percent of the directors then in office, for the issuance of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series. Our board of directors can, without shareholders approval, issue preferred stock with rights (including their voting ability) that could adversely affect the holders of its common stock and which could have certain anti-takeover effects.

Series A Junior Participating Preferred Stock

The designation, preferences, terms, qualifications, limitations, restrictions and relative rights, including voting rights, of the Series A Preferred Stock are set forth in the certificate of designation of Series A Junior Participating Preferred Stock of the Company, which is attached as Appendix A to the Company’s certificate of formation.

The Series A Preferred Stock is not redeemable. Each share of Series A Preferred Stock is entitled to receive, when, as and if declared, a minimum preferential quarterly dividend payment of $1.00 per share or, at the most, as originally authorized, an aggregate dividend of 100 times the dividend declared per share of common stock, provided that this multiple was reduced to 25 due to our recent Share Consolidation. In the event of liquidation, no distribution shall be made to junior stock unless the holders of the Series A Preferred Stock shall have received a preferential liquidation payment of $100.00 per share (plus any accrued but unpaid dividends) or, if greater, as originally authorized, an amount equal to 100 times the payment made per share of common stock, provided that this multiple was reduced to 25 due to our recent Share Consolidation. As originally authorized, each share of Series A Preferred Stock will have 100 votes, voting together with the common stock, provided that this voting right was reduced to 25 votes due to our recent Share Consolidation. Finally, as originally authorized, in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of common stock, provided that this multiple was reduced to 25 due to our recent Share Consolidation. These rights are subject to further adjustment and protected by customary antidilution provisions.

The Series A Preferred Stock is associated with the Rights Plan of the Company, which is discussed below. See “Shareholder Rights Plan” below.

Series B Senior Convertible Preferred Stock

The designation, preferences, terms, qualifications, limitations, restrictions and relative rights, including voting rights, of the Series B Preferred Stock are set forth in the certificate of designation of Series B Senior Convertible Preferred Stock, which is attached as Appendix B to the Company’s certificate of formation.

The Series B Preferred Stock is convertible into the common stock of the Company, at an initial rate of 36 shares of common stock per share of Series B Preferred Stock, which initial rate was proportionally adjusted to 9 pursuant to the recent Share Consolidation. The rate is subject to further adjustment in the case of any other subdivision, or consolidation of the common stock, any dividend to holders of common stock in shares of common stock in which the holders of Series B Preferred Stock do not otherwise receive an equivalent distribution, any dividend to holders of common stock payable in cash that is greater in value than five percent (5%), calculated on an annual basis, of the then current common stock fair market value, or certain reorganizations, recapitalizations, reclassification, consolidations or mergers. If all such shares of Series B Preferred Stock are converted, at the initial conversion rate adjusted for the recent Share Consolidation, 5,292,531 shares of common stock will be issued to the holders of the Series B Preferred Stock. Nevertheless, no holder of the Series B Preferred Stock will be entitled to effect a conversion of Series B Preferred Stock if such conversion would result in the holder (and affiliates) beneficially owning 20% or more of the common stock of the Company. Other terms of the Series B Preferred Stock are summarized below:

•

Rank. The Series B Preferred Stock rank senior in right of payment to the common stock and any class or series of capital stock that is junior to the Series B Preferred Stock, and pari passu with any series of the preferred stock of of the Company that by its terms ranks pari passu in right of payment as to dividends and liquidation with the Series B Preferred Stock.

•

Dividends. The holders of Series B Preferred Stock are entitled to receive preferential dividends equal to five percent (5%) per annum of the original issue price per share, payable quarterly in February, May, August and November of each year. Such dividends may be paid by the Company in cash and in-kind (in the form of additional Series B Preferred Stock). In the event that the payment in cash or in-kind of any such dividend would cause the Company to violate a covenant under its debt agreements, the obligation to pay, in cash or in-kind, will be suspended until the earlier to occur of (i) and only to the extent any restrictions under the debt agreements lapse or are no longer applicable or (ii) February 16, 2015. During any such suspension period, the preferential dividends will continue to accrue and accumulate.

•

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, no distribution shall be made (i) to the holders of shares ranking junior to the Series B Preferred Stock unless the holders of Series B Preferred Stock shall have received, subject to adjustment as provided above, an amount equal to the original issue price per share of the Series B Preferred Stock plus an amount equal to accumulated and unpaid dividends and distributions thereon to the date of such payment, and (ii) to the holders of shares ranking on a parity with the Series B Preferred Stock, unless simultaneously therewith distributions are made ratably on the Series B Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of Series B Preferred Stock are entitled pursuant to clause (i) above and to which the holders of such parity shares are entitled.

•

Voting Rights. The holders of Series B Preferred Stock are not entitled to any voting rights except as provided under Texas law. If the preferential dividends on the Series B Preferred Stock have not been declared and paid in full in cash or in-kind for eight or more quarterly dividend periods (whether or not consecutive), the holders of the Series B Preferred Stock shall be entitled to vote at any meeting of shareholders with the holders of common stock and to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series B Preferred Stock held by such holders are then convertible.

•

Optional Redemption. The Series B Preferred Stock may be redeemed by the Company at any time after the third anniversary of the issue date, May 28, 2013, provided that at such time the fair market value of a share of common stock is greater than 120% of the issue price of the Series B Preferred Stock per share divided by the number of shares of common stock then issuable upon conversion of the Series B Preferred Stock. The redemption price, payable in cash is the original issue price per share of Series B Preferred Stock plus the related accumulated but unpaid dividends through the redemption date, or the Redemption Price.

•

Mandatory Redemption. On the seventh anniversary of the date of issuance of the Series B Preferred Stock, May 28, 2017, the Company shall redeem any Series B Preferred Stock then outstanding at the then applicable Redemption Price. Such Redemption Price for mandatory redemption may, at the election of the Company, be paid in cash or in common stock valued for such purpose at 95% of the then fair market value of the common stock.

The initial issuance of Series B Preferred Stock was made by the Company on May 28, 2010, prior to the Company’s recent Conversion. The private placement pursuant to which the Series B Preferred Stock was issued, and the listing of the common stock issuable upon conversion of the initially issued Series B Preferred Stock, was approved by the Toronto Stock Exchange, or the TSX, which reviewed the certificate of designation of the Series B Preferred Stock prior to granting such approval. On August 28, 2010, the Company issued 7,259 shares of Series B Preferred Stock as an in-kind dividend in satisfaction of its obligations under the certificate of designation of the Series B Preferred Stock, and the TSX has conditionally approved the listing of the common stock issuable upon conversion of these Series B Preferred Stock, subject to compliance with the listing requirements of the TSX. However, the TSX informed the Company that the approval by the TSX of all issuances of Series B Preferred Stock issued in payment of in-kind dividends will be subject to certain restrictions imposed by the rules of the TSX upon the issuance of listed stock at a discount. Under these rules, the payment of in-kind dividends may contravene the rules of the TSX if the effective conversion price of the common stock underlying such Series B Preferred Stock represents a discount to the market price of the common stock at the time of payment of such dividend exceeding the maximum discount permissible under the rules of the TSX, unless the Company receives shareholder approval for such an issuance. Due to this requirement, the Company sought and received shareholder approval at its annual meeting on June 27, 2011 for a pool of shares of Series B Preferred Stock equal to the maximum number of such shares which may be issued as in-kind dividends for outstanding and future quarterly dividend periods. As of the date hereof, the Company has paid all accrued dividends for completed quarterly dividend periods.

On January 18, 2011, prior to the Conversion, the holders of the Series B Preferred Stock approved an amendment to the certificate of designation of the Series B Preferred Stock designed to allow the Company to pay cash in lieu of issuing fractional shares created as a result of the recent Share Consolidation. On January 20, 2011, this amendment was approved by the Company’s board of directors and became effective. As the Company has not paid dividends on the Series B Preferred Stock through the most recent quarterly payment date due to the issues described above, the Company is subject to certain restrictions in the certificate of designation of the Series B Preferred Stock, include a prohibition on purchasing or otherwise acquiring for consideration any shares junior to the Series B Preferred Stock. The amendment adopted by the holders of the Series B Preferred Stock created an exception for the purchase by the Company of, or the payment of cash in lieu of the issuance of, fractional shares of any of the Company’s capital stock arising out of any bonus issue of shares, share consolidations or subdivisions, stock dividends, splits or combinations or business combinations. This change is reflected in the Company’s current certificate of designation of the Series B Preferred Stock.

Certain of the redemption features are outside of the Company’s control, and as a result, the Series B Preferred Stock have been reflected in the consolidated balance sheet as temporary equity.

Anti-Takeover Provisions in Texas Law and the Certificate of Formation and Bylaws

The certificate of formation and bylaws of the Company contain provisions that may discourage or prevent a change of control, even if such transaction would be beneficial to our shareholders.

Our bylaws contain restrictions on the time period in which directors may be nominated. Under our bylaws, shareholder nominations for the board of directors must be received by the Company not less than 90 and no more than 150 days before the anniversary of our last annual meeting in order to be considered at the following annual meeting.

Our certificate of formation gives our board of directors the authority, provided that they act by a vote of at least 75% of the directors then in office, to fix the designation, preferences, terms, qualifications, limitations, restrictions and relative rights of the preferred stock of the Company and to issue such shares without a shareholder vote. Notwithstanding the foregoing, while shares of Series B Preferred Stock are outstanding, we are not be permitted to issue any series of Preferred Stock with rights and privileges senior to or greater than those of the Series B Preferred Stock.

The Company is subject to Section 21 of the Texas Business Organizations Code, which prohibits the Company from engaging in certain business combination (including mergers, share exchanges and conversions) with a shareholder beneficially owning 20% or more of our voting stock for a period of three years subsequent to the date on which the shareholder became an affiliated shareholder unless:

•	the business combination or acquisition of shares by the affiliate shareholder is approved prior to the time that the person becomes an affiliated shareholder; or

•	the business combination is approved by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the affiliated shareholders.

These provisions may have the effect of discouraging or slowing any attempt to acquire the Company even if such acquisition may be favorable to the interests of its shareholders. Further, as discussed below, our shareholder rights plan may also have anti-takeover impacts on the Company. For information on the anti-takeover effects of this plan see “Shareholder Rights Plan” below.

Board of Directors

Our bylaws provide that the board of directors shall consist of not less than five and not more than seven directors or such greater or lesser number as may be determined by a unanimous vote of the board of directors or the vote of the holders of at least 66 2/3% of the voting stock represented in person or by proxy at a meeting at which a quorum is present. Our board of directors currently consists of six members.

Our bylaws also provide that any shareholder wishing to propose for election as a director someone who is not an existing director and not proposed by the board of directors must give notice of the intention to propose such person for election. This notice must generally be given not less than 90 and no more than 150 days before the anniversary of the last annual meeting. Where the number of persons validly proposed for election (or re-election) as a director is greater than the number of directors to be elected, the persons receiving the most votes shall be elected. An absolute majority of the votes cast is not a prerequisite to the election of directors. A director may be removed by shareholders owning a majority of the common stock voted at a shareholders’ meeting, provided notice of the shareholder meeting convened to remove the director is properly given to the director. The notice must contain a statement of the intention to remove the director and a summary of the basis for the proposed removal and must be served on the director not less than 30 days before the meeting. The director is entitled to attend the meeting and to be heard on the motion for his or her removal.

On March 9, 2011, the Company, Charles C. Forbes, Janet L. Forbes and John E. Crisp executed an amended and restated nominating and voting agreement to become effective as of the date of the Conversion. Pursuant to this restated agreement, effective as of the Conversion, for as long as Mr. Forbes, Ms. Forbes, Mr. Crisp and their respective successors or assigns, or the Founders, own greater than 25% in the aggregate of the total outstanding common stock of the Company (or other stock that at such time votes with the Common Stock with respect to the election of directors), they will have the right to designate for election such number of members of the board of directors, rounded up to the greatest whole number, commensurate with their aggregate ownership percentage of such stock. Notwithstanding the foregoing, the Founders will not have the right to designate for election a majority of the board of directors unless the Founders own a majority of the such voting stock of the Company. To the extent that the Founders are unable to mutually agree upon which individuals shall be the board designees, the Founders agree to use good-faith best efforts to nominate Mr. Crisp, Mr. Forbes and Ms. Forbes as board designees, provided that if the number of board designees is less than three, then the Founders agree to use good-faith best efforts to nominate the individuals with the higher ownership percentage of the Company’s voting stock to the available designee positions.

Similar to the original agreement, pursuant to the restated agreement, to the extent that the Founders hold any shares of the Company entitled to vote, such parties have agreed to vote their shares in favor of the designees nominated by the Founders to the Board of Directors. Such parties have also agreed to vote any shares of the Company entitled to vote, and to instruct their designees on the Board of Directors to vote, so as to provide that each subsidiary has at least one manager or director who is also designee of the Founder. Unless 100% of the Founders are in agreement, the parties are contractually bound to instruct their designees to vote against (i) the issuance, reduction, redemption, or alteration of rights of any equity or debt securities of the Company or any other capitalization of the Company; (ii) the formation or sale of any subsidiary, the issuance, reduction, redemption, sale, disposition, or alteration of rights of any equity or debt securities of any subsidiary; and (iii) any decision to increase or decrease the number of directors. The Nominating and Voting Agreement will terminate upon (i) the bankruptcy or dissolution of the Company, (ii) the ownership by the Founders of all the then issued and outstanding share capital of the Company, (iii) the execution of a written instrument of termination by all applicable parties, and (iv) ten years following the date of execution of the restated agreement. The Nominating and Voting Agreement applies to the Founders as owners of common shares of the Company following the conversion by the Founders of their Class B shares into common shares in May 2010.

Shareholder Rights Plan

The Company adopted a shareholder rights plan prior to our initial Canadian public offering and simultaneous U.S. private placement. This occurred prior to the Company’s recent Conversion. In connection with the adoption of our shareholder rights plan, the board of directors of the Company declared a dividend of one Right for each outstanding share of common stock to shareholders of record on May 19, 2008. One Right also attaches to each share issued after such implementation. The Rights will become exercisable, and transferable apart from the common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, a specified percentage or more of the common stock.

The recent Share Consolidation did not impact the number of Rights outstanding (therefore, immediately after the Share Consolidation, there were four rights attaching to each share of common stock); however, it did impact the ratio whereby such Rights may be exchanged for shares of common stock. Additionally, the Share Consolidation caused the voting, dividend and other rights of the Series A Preferred Stock to be proportionally adjusted. Four Rights are attached to each share of common stock issued by the Company while the rights plan is effective. We plan to make nonmaterial amendments to our current shareholder rights plan to clarify that it will continue as a shareholder rights plan of the Company.

Each Right initially entitles the holder to purchase one one-hundredth of one share of Series A Junior Participating Preference Stock at a price of $42.00, subject to adjustment. If a person becomes an “acquiring person” as defined below, each holder of a Right who is not an acquiring person will have the right to receive, upon exercise of each Right and payment of the purchase price, that number of shares of common stock (or, in certain circumstances, cash, property, or other securities) having a then current market price equal to twice the exercise price for one one-hundredth of one share of Series A Preference Stock. Similarly, if after an event triggering the exercise of the Rights, the Company is acquired in a merger or other business combination, or 50% or more of its assets or earning power are sold or transferred, each holder of a Right (other than holders whose Rights have been voided) will have the right to receive, upon exercise of the Right and payment of the purchase price, that number of shares of common stock of the acquiror having a then current market price equal to twice the exercise price for one one-hundredth of a share of Series A Preference Stock.

Under the rights plan, an acquiring person is a person or group that has acquired or has announced an offer to acquire 15% or more of the common stock then outstanding. The following are excluded from the definition of acquiring person:

•	the Company;

•	any subsidiary of the Company;

•	any employee benefit plan or employee stock plan of the Company, any subsidiary of the Company, or any person appointed under or holding common stock pursuant to the terms of any such plan; and

•

any person whose ownership of 15% or more of the common stock then outstanding results solely from being a beneficial owner of 15% or more of the common stock at the effective date of the Rights Plan, results from any transaction approved by at least 80% of the members of the board of directors, or results from a reduction in the number of issued and outstanding common stock pursuant to a transaction approved by the board of directors.

A person excluded for these reasons will become an acquiring person if it acquires any additional common stock, unless such additional acquisition does not result in the person owning 15% or more of the common stock, does not increase its percentage ownership of common stock, or is approved in the same manner.

The Company may redeem the Rights in whole, but not in part, at a redemption price of $.001 per Right at any time before the Rights become exercisable. The Rights will expire ten years after the implementation of the rights plan. Pursuant to the rights plan, all of the Series A Preference Stock is reserved for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company without the approval of the board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s shareholders. Because the board of directors can redeem the Rights or approve certain offers, the Rights should not interfere with any merger or other business combination approved by the board of directors.

The description and terms of the Rights are set forth in a rights agreement between the Company and CIBC Mellon Trust Company, which serves as the rights agent.

Item 2.	Exhibits

The following exhibits are incorporated by reference as indicated below and have been provided to the NASDAQ Stock Market LLC.

Exhibit Number	Description of Exhibit

*3.1	Certificate of Formation of Forbes Energy Services Ltd. (including the certificates of designation for the Company’s Series A Preferred Stock and Series B Preferred Stock attached as appendices thereto).

*3.2	Amended and Restated Bylaws of Forbes Energy Services Ltd.

4.1	Rights Agreement dated as of May 19, 2008 between Forbes Energy Services Ltd. and CIBC Mellon Trust Company, as Rights Agent, which includes as Exhibit A the Certificate of Designation of Series A Junior Participating Preferred Shares, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Shares (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-4 filed November 19, 2010, Registration No. 333-170741).

*4.2	Specimen Certificate for the Company’s common stock, $0.04 par value.

9.1	Amended and Restated Nominating and Voting Agreement dated as of March 9, 2011, by and among John E. Crisp, Charles C. Forbes, Jr., Janet L. Forbes and Forbes Energy Services Ltd. (incorporated by reference to Exhibit 9.2 to the Company’s Amendment No. 2 to Registration Statement on Form S-4/A filed April 15, 2011, Registration No. 333-170741).

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FORBES ENERGY SERVICES LTD.

By:	/s/ L. Melvin Cooper
L. Melvin Cooper
Executive Vice President, Chief Financial Officer and Assistant Secretary

Date: August 12, 2011

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

*3.1	Certificate of Formation of Forbes Energy Services Ltd. (including the certificates of designation for the Company’s Series A Preferred Stock and Series B Preferred Stock attached as appendices thereto).

*3.2	Amended and Restated Bylaws of Forbes Energy Services Ltd.

4.1	Rights Agreement dated as of May 19, 2008 between Forbes Energy Services Ltd. and CIBC Mellon Trust Company, as Rights Agent, which includes as Exhibit A the Certificate of Designation of Series A Junior Participating Preferred Shares, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Shares (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-4 filed November 19, 2010, Registration No. 333-170741).

*4.2	Specimen Certificate for the Company’s common stock, $0.04 par value.

9.1	Amended and Restated Nominating and Voting Agreement dated as of March 9, 2011, by and among John E. Crisp, Charles C. Forbes, Jr., Janet L. Forbes and Forbes Energy Services Ltd. (incorporated by reference to Exhibit 9.2 to the Company’s Amendment No. 2 to Registration Statement on Form S-4/A filed April 15, 2011, Registration No. 333-170741).

*	Filed herewith.